

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2018

Scott Christopher
Chief Financial Officer
Fortress Transportation & Infrastructure Investors LLC
1345 Avenue of the Americas
New York, NY 10105

>   **Re: Fortress Transportation & Infrastructure Investors, LLC**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2018**
>   **Filed August 3, 2018**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed March 1, 2018**
>   **File No. 001-37386**

Dear Mr. Christopher:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing and
>   Construction